

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 18, 2013

Anthony R. Verdi, CEO
InsPro Technologies Corporation
150 N. Radnor-Chester Road
Suite B-101
Radnor, PA 19087

> **Re: InsPro Technologies Corporation**
> **Registration Statement on Form S-1**
> **Filed December 31, 2012**
> **File No. 333-185752**
> **Form 10-K**
> **Filed March 30, 2012**
> **File No. 000-51701**

Dear Mr. Verdi:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1

Undertakings, page II-10

1.   Please provide the undertakings required by paragraphs (a)(5) and (6) of Regulation S-K. Also, please remove the Items 512(b) and 512(i) undertakings or advise why they are appropriate for your offering.

Form 10-K

Item 9A. Controls and Procedures

Disclosure Controls and Procedures, page 20

2.	It appears that your disclosure regarding your disclosure controls and procedures does not provide an effectiveness conclusion. Please refer to Item 307 of Regulation S-K and amend your Form 10-K to provide a clear statement of your principal executive and principal financial officer's conclusions regarding the effectiveness of the company's disclosure controls and procedures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

If you have any questions regarding these comments, please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or, in his absence, me at (202) 551-3462. Should you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via Email
        James W. McKenzie, Jr., Esq.
        Morgan, Lewis & Bockius LLP